EXHIBIT 99.3

Argonaut Deferred Compensation Plan

for Non-Employee Directors

Effective December 16, 2005

ARGONAUT DEFERRED COMPENSATION PLAN

FOR NON-EMPLOYEE DIRECTORS

Effective December 16, 2005

The purpose of this Plan is to provide certain deferred compensation benefits to non-employee members of the board of directors of the Company. The Plan and benefits provided under the Plan are intended to be in compliance with the requirements of Section 409A of the Code. This Plan shall be deemed an unfunded promise to pay and the rights of any Participant or Beneficiary to benefits under this Plan shall, at all times, be no more than that of a general and unsecured creditor of the Company.

ARTICLE I

References, Construction and Definitions

This Plan and any other documents created under this Plan are intended to be understood by Participants. Words used in this Plan, other than as specifically defined in this Article I, have the meaning their context dictates. If, however, a situation arises in which an undefined word has more that one meaning, the ambiguity shall be resolved by the Plan Administrator, pursuant to its power under Article II.

Unless otherwise indicated, all references made in this Plan shall be to articles and sections contained in this Plan. The headings and subheadings have been inserted for convenience of reference only and are to be ignored in construction of the provisions of this Plan. In the construction of this Plan, the singular shall include the plural wherever appropriate.

The following terms (in alphabetical order) shall have the meanings set forth opposite such terms for purposes of this Plan:

1.01	Advisory Committee: A group of one or more individuals appointed by the Company to perform the duties of the Plan Administrator, in accordance with the terms of the Plan.

1.02	Beneficiary: the Spouse of the Participant as of the Participant’s date of death or, if so named, any other person or legal entity designated by the Participant in the Participant’s Enrollment Form. If a Participant fails to designate a Beneficiary on an Enrollment Form or each of the Participant’s designated Beneficiaries die before benefits become payable under this Plan, then such Participant’s Beneficiary shall be the Participant’s estate.

1.03

Benefit Payment: a payment made to a Participant or Beneficiary triggered by a Distribution Event under this Plan equal to the sum of a) the market value of a Participant’s Stock Unit Account measured as of the date of the Distribution Event, (b) the principal value of the Cash Compensation Account as of the date of the Distribution Event, (c) interest as provided in Section 6.02 below on the principal value contained in the Cash Compensation Account accrued from the date of the Distribution Event through the date on which payment is made by the Plan Administrator, and (d) the value of any Awards (as defined in Section 4.01 below) granted to the Participant for services performed prior to the Distribution Event but credited after the date of the Distribution Event. All payments under this Plan shall be delivered in the form of shares of the Company’s publicly traded stock acquired by the Company prior to the date of delivery. The number of shares to be delivered for each payment shall be determined by reference to the closing price of the Company’s stock on the national stock exchange on which such stock is listed on the next trading day after the Distribution Event triggering such payment.

1.04	Board: The Board of Directors of the Company.

1.05	Cash Compensation Account: An account balance shown on a separate bookkeeping record which reflects the amount of cash compensation deferred by each Participant that may become payable to a Participant or Beneficiary under this Plan. The Account shall be a bookkeeping entry only and shall be utilized solely as a devise to measure and determine the amount of any Benefit Payment to the Participant or Beneficiary upon the occurrence of a Distribution Event.

1.06	Change in Control: a change in the ownership or control of the Company, as that term is defined in accordance with Section 409A of the Code, and applicable guidance or regulations.

1.07	Code: the Internal Revenue Code, as amended.

1.08	Company: Argonaut Group, Inc.

1.09	Deferred Compensation: the amount of compensation not yet earned which is awarded to the Participant and which the Participant and the Company agree shall be deferred in accordance with the Plan.

1.10	Distribution Event: the occurrence of an event set out in Section VI below which entitles a Participant or Beneficiary to a Benefit Payment.

1.11	Effective Date: December 16, 2005.

1.12	Enrollment Form: the form made available by the Plan Administrator for each Participant to acknowledge and accept participation in this Plan, defer fees, and to designate a Beneficiary

1.13	ERISA: the Employee Retirement Income Security Act of 1974, as amended.

1.14	Participant: a non-employee member of the Board of Directors of the Company. Each non-employee Board member, as of the Effective Date, shall be deemed a Participant.

1.15	Plan: The plan created by this “Argonaut Deferred Compensation Plan for Non-Employee Directors”, which may be amended from time to time.

1.16	Plan Administrator: The Company shall be the Plan Administrator. However, certain individuals may be appointed to the Advisory Board pursuant to Section 2.01 to perform the duties of Plan Administrator.

1.17	Plan Year: the 12-consecutive month period commencing January 1st of each year and ending the following December 31st. The first Plan year shall be a short plan year, beginning December 16, 2005 and ending December 31, 2005.

1.18	Spouse: the individual to whom the Participant is legally married as of the date the Participant terminates services as a member of the Board.

1.19	Stock Units: bookkeeping entry units which mirror Company stock in value and are awarded to Participants pursuant to the terms of the Plan. The value of Stock Units shall fluctuate on an equal basis with the Company’s common stock based upon the market price of the Company’s common stock on the national stock exchange on which such stock is listed. Dividends awarded on Company common stock shall be treated as awarded on Stock Units on an equal basis. The value of such dividends shall be converted into additional Stock Units (in the method described above) as of the date such dividends are declared.

1.20	Stock Unit Account: An account balance shown on a separate bookkeeping record, reflecting an accumulation of Stock Units for each Participant that may become payable to a Participant or Beneficiary under this Plan. The Account shall be a bookkeeping entry only and shall be utilized solely as a device to measure and determine the amount of any Benefit Payment to the Participant or Beneficiary upon the occurrence of a Distribution Event.

1.21	Termination With Cause: Termination of the Participant’s service as a member of the Board as a result of the Participant’s dishonesty, wrongful conduct, or willful malfeasance. Such conduct may include theft, fraud or any act that reflects negatively on the Board, Company and/or the Company’s employees, Advisory Committee, shareholders, or any affiliate, as determined by the Plan Administrator.

1.22	Total Disability: a physical or mental condition which totally and permanently prevents a Participant from engaging in the usual and customary duties as a member of the Board.

ARTICLE II

Administration

2.01	Plan Administrator. The Company shall be the Plan Administrator and named fiduciary of this Plan for purposes of ERISA. To perform its duties as Plan Administrator, however, the Company may appoint one or more individuals to the Advisory Committee to perform the duties of the Plan Administrator. Any individual appointed to the position of Advisory Committee Member shall not be permitted to participate in this Plan.

2.02	Duties and Powers. It shall be the principal duty of the Plan Administrator to see that the Plan is carried out in accordance with its terms. The performance of this duty may be accomplished by, but is not limited to, the following actions:

(a)	The Plan Administrator may exercise any and all powers necessary to fulfill all responsibilities under the Plan.

(b)	The Plan Administrator may seek advice from others in exercising its duties under the Plan. Individuals providing such advice to the Plan Administrator shall not be deemed to serve in an official capacity and, therefore, will not be disqualified from participating in the Plan.

(c)	The Plan Administrator shall interpret the Plan and establish such rules and documentation as deemed reasonable, necessary and proper to implement any and all purposes of the Plan.

(d)	Any decision made, or action taken, by the Plan Administrator arising out of or in connection with the interpretation and administration of the Plan shall be in the Plan Administrator’s sole discretion, except as expressly limited by this Plan, and shall be final and conclusive in all cases.

(e)	The Plan Administrator may correct any defect, supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent deemed necessary.

ARTICLE III

Participation

3.01	Eligibility. All non-employee members of the Board are eligible participate in the Plan.

3.02	Continued Participation. A Participant shall remain a Participant until the earlier of the Participant’s Total Disability, retirement, death, or termination of services as a member of the Board.

3.03	Agreement. A Participant’s acceptance of the terms and conditions of this Plan shall be evidenced by the Enrollment Form executed by the Participant and the Plan Administrator. Such Enrollment Form shall incorporate the provisions of this Plan by reference and shall be considered part of this Plan.

ARTICLE IV

Awards, Deferrals and Matching Contributions

4.01	Awards. The Compensation Committee, at its discretion, may provide non-cash compensation awards to Participants, which shall be credited to each individual Participant’s Account in the form of Stock Units as of the date such award is granted, (“Awards”).

4.02	Deferral Contributions. A Participant may defer all or part of the Participant’s anticipated cash compensation for service as a member of the Board within the limitations described in this Article IV. Such deferrals must be made in writing, in accordance with the requirements of the Enrollment Form, prior to the beginning of any Plan Year during which such cash compensation is anticipated to be earned or within sixty (60) days after becoming a Participant in the Plan, and such election shall be irrevocable for the applicable Plan Year.

4.03	Deferral Amounts. A Participant may defer either fifty percent (50%) or hundred percent (100%) of the Participant’s anticipated cash compensation for service as a Director each Plan Year.

4.04	Matching Contributions. The Company shall grant a matching Award equal to 150% on all cash compensation deferred. The Award shall be converted into Stock Units (on an equal basis with Company common stock) based upon the fair market value of the Company’s common stock on the date the deferral amount would otherwise have been earned as determined by the closing price of the stock on the national stock exchange on which the stock is listed.

ARTICLE V

Investments and Funding of Benefit Payments

5.01	Source of Distributions. All distributions under this Plan shall be made by the Company in the form of shares of the Company’s stock purchased by the Company using funds available from its general assets. No previously unissued shares of the Company’s stock shall be reserved or issued in connection with this Plan.

5.02	Company Assets. The Company, at its discretion, may acquire assets in connection with its liabilities assumed under this Plan. Such assets, if any, acquired or held to pay benefits under the Plan shall not be deemed to be held for the benefit of any Participant or Beneficiary, except to the extent that such assets are restricted under the terms of a trust created to hold such assets. To the extent any assets are held by the Company in a separate fund or trust in connection with its liabilities assumed under this Plan, such assets shall continue to be subject to the Company’s creditors in the event of bankruptcy or insolvency of the Company. All assets acquired or held in connection with the Company’s liabilities under this Plan shall remain the sole property of the Company and part of the unpledged and unrestricted general assets of the Company, subject only to the claims of the Employer’s general creditors. In no event shall any Participant or Beneficiary have a greater interest or status than that of a general and unsecured creditor as to any assets of the Company in connection with this Plan.

5.03	Investment Risk. The Company, its officers, directors and employees shall not be liable to any Participant or Beneficiary for any loss on the value to Stock Units because of changes in market value, regardless if such market value change is the result of action (or inaction) taken by the Company, its officers, directors or employees.

ARTICLE VI

Deferred Compensation Accounts

6.01	Status of Accounts. Stock Unit Accounts and Cash Compensation Accounts shall be established via booking entries only. The Participant shall be a general creditor of the Company and shall not have a vested interest, a secured position or a preferred position as to the amounts shown in such accounts. No account established under this Plan shall be construed to be a trust account for any Participant or Beneficiary.

6.02	Opening Balance of Stock Unit Account: Each Participant’s Stock Unit account shall be credited with an initial balance of 1,333 Stock Units.

6.03	Value of Stock Unit Account. At any specific date the value of a Participant’s Stock Unit Account shall be equal to the hypothetical market value of the Stock Units recorded therein using the closing price of the Company’s stock on the national stock exchange on which such stock is listed.

6.04	Interest. All amounts recorded in the Cash Compensation Account shall be credited with bookkeeping entries for interest, compounded annually, earned at a rate two (2) percent above the prime commercial lending rate published in the Wall Street Journal on such date or the last preceding business day, first using the rate in effect on the date the Plan was adopted and using the prime rate in effect on May 1 each year thereafter.

6.05	Non-Assignability of Accounts.

(a)	The interests of the Participant in the Stock Unit Account or the Cash Compensation Account shall not be assignable or otherwise available to the Participant until actually paid to the Participant or Beneficiary following a Distribution Event under this Plan.

(b)	The interests of the Participant in the Stock Unit Account and Cash Compensation Account shall not be subject to the rights of creditors of the Participant and shall be exempt from execution, attachment and all other legal or equitable process of such creditors.

ARTICLE VII

Distributions from the Plan

7.01	Distribution Events. A Participant or Beneficiary under this Plan shall be eligible to receive a Benefit Payment under this Plan only upon the occurrence of a Distribution Event, which shall be deemed to occur on:

(a)	The date on which a Participant ceases to be a member of the Board due to the Participant’s retirement.

(b)	The date on which a Participant ceases to be a member of the Board due to death or Total Disability.

(c)	The date on which a Participant ceases to be a member of the Board for any reason other than for death, retirement, Total Disability or Termination with Cause;

(d)	The date on which an Award is made to the Participant’s Account for services performed during the year in which the Participant retired, died, or became Totally Disabled;

(e)	The date on which a Change in Control becomes effective.

7.02	Benefit Payments.

(a)	Upon Retirement or Termination Without Cause. Upon the occurrence of a Distribution Event due to retirement or because the Participant ceases to be a member of the Board for any reason other than for retirement, death, Total Disability or Termination with Cause, the Plan Administrator shall distribute the resulting Benefit Payment to the Participant or the Participant’s Beneficiary as soon as administratively possible following six (6) months after the date of the Distribution Event.

(b)	Upon Death or Disability. Upon the occurrence of a Distribution Event due to death or disability, the Plan Administrator shall distribute the resulting Benefit Payment to the Participant or Participant’s Beneficiary as soon as administratively possible immediately following the Participant’s death or Total Disability (unless otherwise required by applicable law).

(c)	Additional Awards. Upon the occurrence of a Distribution Event due to the grant of an additional Award eligible for credit to a Participant’s Stock Unit Account for services performed during the year in which the Participant retired, died, or became Totally Disabled, the Plan Administrator shall distribute the resulting Benefit Payment to the Participant or Participant’s Beneficiary as soon as administratively possible after such additional Award is made.

(d)	Change of Control. Upon the occurrence of a Distribution Event relating to a Change of Control, the Plan Administrator shall distribute the resulting Benefit Payment to the Participant or Participant’s Beneficiary as soon as administratively possible following six (6) months after the date of the Distribution Event.

7.03	Termination With Cause. If a Participant ceases to be a member of the Board as a result of Termination With Cause, then the Participant’s participation in this Plan shall terminate automatically as of the date the Participant ceases to be a member of the Board, and the Participant shall not be entitled to any benefit under this Plan.

7.04	Mental or Legal Incompetence. The Company, in its sole discretion, may make a Benefit Payment to the guardian or other legal representative of a Participant or Beneficiary, if the Participant or Beneficiary is determined by a court of proper jurisdiction to be mentally or legally incompetent to receive such benefit distribution. Any such distribution shall be in full and complete satisfaction of all claims whatsoever by or on behalf of such Participant under this Plan against the Company, the Plan Administrator, any member of the Board, other Participants, shareholders of the Company, and any other person acting on behalf such persons or the Company.

ARTICLE VIII

Participant Rights

8.01	Rights to Benefits. The rights and status of a Participant or Beneficiary to the distribution of benefits or the payment of amounts under this Plan shall be the same as the rights and status of any other general and unsecured creditor of the Company. If the Company segregates assets in a separate fund or trust for the payment of amounts under this Plan, such fund or trust does not create in any Participant or Beneficiary a greater interest or status than that of a general and unsecured creditor.

8.02	Director Rights. No member of the Board shall have any claim or right to benefits under this Plan, except as specifically provided in this Plan and authorized by the Plan Administrator.

8.03	Fiduciary Indemnity. No Participant or Beneficiary shall look to, or have any claim whatsoever against any person acting on behalf of the Company for the distribution or payment of benefits under this Plan.

ARTICLE IX

Miscellaneous

9.01	Not an Employment Contract. THIS PLAN IS NOT AN EMPLOYMENT CONTRACT. Participants are and shall continue to be non-employee directors. Nothing in this Plan shall be construed to limit in any way the right of a Participant to terminate the Participant’s services as a member of the Board, or the right of the shareholders or Board to terminate the director’s services as a member of the Board.

9.02	Amendment or Termination. The Company shall have the right to amend or terminate this Plan at any time. However, any such action shall not modify the obligation of the Company to pay a benefit to any Participant, determined as of the date of such amendment or termination, except to the extent that such modification is mutually agreed to by the Participant and the Company. Absent a mutual agreement, the benefit of a Participant shall not be less than the benefit such Participant would be entitled to receive under this Plan, as of the date of such amendment or termination of this Plan.

9.03	Indemnification. The Company shall indemnify and hold harmless any employee who may act on behalf of the Company in the administration of this Plan from and against liability, loss, cost or expense (including reasonable attorneys’ fees) incurred at any time as a result of or in connection with any claims, demands, actions or causes of action of any Participant or Beneficiary, any person claiming a benefit through or under any of them, or any other person, party or authority claiming to have an interest in this Plan or standing to act for any persons or groups having an interest in this Plan, for or on account of, any of the acts or omissions (or alleged acts or omissions) of any employee, director or officer of the Company, the Plan Administrator, or any individual acting on behalf of the Plan Administrator, except to the extent resulting from such person’s willful misconduct.

9.04	Tax Effects. The Company makes no warranties or representations with regard to the tax effects or results of this Plan. Any Participant participating under this Plan shall be deemed to have relied upon the Participant’s own tax advisors with regard to such effects.

9.05	No Assignment; Binding Effect. Neither Participants nor Beneficiaries shall have the right to alienate, assign, commute or otherwise encumber an Account or potential benefit due under this Plan for any purpose whatsoever, and any attempt to do so shall be disregarded completely as null and void. The provisions of this Plan shall be binding on each Participant and on any other person or entity that claims a benefit under this Plan.

9.06	Governing Law. This Plan shall be construed in accordance with the laws of the State of Texas to the extent that such laws are not preempted by ERISA or other federal laws.

9.07	Expenses. The Company shall pay all costs, expenses and fees incurred in providing services to the Plan and all other costs and expenses of administering and operating the Plan.

9.08	No Funding Required. The Company is not required to fund this Plan. It is the Company’s intention that this Plan be construed as an unfunded deferred compensation plan maintained for a select group of key non-employee members of the Board.

9.09	Entire Agreement. This Plan, as amended from time to time and supplemented with a properly completed and executed Enrollment Form, represents the entire agreement made between such Participant and the Company with regard to all matters contained herein.

9.10	Severability. If any provision of this Plan is held to be illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Plan, and the remaining parts of this Plan shall be construed and enforced as if such illegal and invalid provisions had never been included.

IN WITNESS WHEREOF, the Company has caused its duly authorized Advisory Board to execute and seal this Plan as of this      day of             , 2005.

Argonaut Group, Inc.	SEAL

By:	Attest:
Title:	Title: